UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58
                                 March 31, 1998



                                  CINERGY CORP.
                             139 EAST FOURTH STREET
                             CINCINNATI, OHIO 45202



















*Inquiries concerning this Form U-9C-3 should be directed to:

                                                      Teresa A. Zauss
                                                      Cinergy Corp.
                                                      1000 East Main Street
                                                      Plainfield, Indiana 46168
                                                      (317) 838-1115

                                TABLE OF CONTENTS


 Item                                                                    Page
Number                                                                  Number

  1      Organization Chart . . . . . . . . . . . . . . . . . . . . .      1
  2      Issuances and Renewals of Securities and Capital
           Contributions. . . . . . . . . . . . . . . . . . . . . . .      3
  3      Associate Transactions
           Part I - Transactions Performed by Reporting Companies on
             Behalf of Associate Utility Companies. . . . . . . . . .      4
           Part II - Transactions Performed by Associate Utility
             Companies on Behalf of Reporting Companies . . . . . . .      5
  4      Summary of Aggregate Investment. . . . . . . . . . . . . . .      6
  5      Other Investments. . . . . . . . . . . . . . . . . . . . . .      7
  6a     Financial Statements . . . . . . . . . . . . . . . . . . . .      8
  6b     Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . .      8

         Signatures . . . . . . . . . . . . . . . . . . . . . . . . .      9


                                              ITEM 1. ORGANIZATION CHART


                                                              Energy or                                Percentage
                                                                                                       of Voting
                                                             Gas-Related     Date of       State of    Securities     Nature of
Name of Reporting Company                                      Company     Organization  Organization     Held        Business

(Indentation indicates subsidiary relationship)

Cinergy Corp. (Cinergy)
  Cinergy Investments, Inc. (Investments)

    Cinergy Supply Network, Inc. (Supply) (New)*(1)         Energy-Related  01/14/1998    Delaware        100%    Utility Technical
                                                                                                                  Services


    Cinergy Capital & Trading, Inc. (Capital & Trading) (2) Energy-Related  10/08/1992    Indiana         100%    Marketing and
                                                                                                                  Trading Energy
                                                                                                                  Commodities


    Cinergy Resources, Inc. (Cinergy Resources) (3)         Energy-Related  01/07/1994    Delaware        100%    Marketing and
                                                                                                                  Trading Energy
                                                                                                                  Commodities

      CinCap IV, LLC (CinCap) *(4)                          Energy-Related  12/03/1997    Delaware        100%    Marketing and
                                                                                                                  Trading Energy
                                                                                                                  Commodities

    Cinergy Engineering, Inc. (Engineering) (5)             Energy-Related  03/28/1997     Ohio           100%    Engineering and
                                                                                                                  Other Technical
                                                                                                                  Services


    Enertech Associates, Inc. (Enertech)* (6)               Energy-Related  10/21/1992     Ohio           100%   Utility Management
                                                                                                                 Consulting Services

    Cinergy Solutions, Inc. (Solutions)

      Trigen-Cinergy Solutions LLC (7)                      Energy-Related  02/18/1997    Delaware         50%    Development of
                                                                                                                  Qualifying
                                                                                                                  Facilities

      Trigen-Cinergy Solutions of Illinois L.L.C. (8)       Energy-Related  04/17/1997    Delaware         49%    Development of
                                                                                                                  Qualifying
                                                                                                                  Facilities

      Trigen-Cinergy Solutions of Cincinnati LLC (9)        Energy-Related  08/29/1997     Ohio            51%    Chilled Water

    Cinergy-Cadence, Inc. (Cinergy-Cadence) (10)            Energy-Related  12/27/1989    Indiana         100%    Holds Investments'
                                                                                                                  Ownership Interest
                                                                                                                  in Cadence

      Cadence Network LLC (Cadence) (11)                    Energy-Related  09/03/1997    Delaware       33.3%    Energy Management
                                                                                                                  Services and
                                                                                                                  Consulting
                                                                                                                  Services

* Inactive

(1) Supply was formed in January 1998 to broker transmission and distribution materials and services and to provide underground utility facilities location services.

(2) During the first quarter of 1998, Capital & Trading marketed and traded primarily natural gas and other energy commodities as well as derivative commodity instruments on a nationwide basis.

(3) During the first quarter of 1998, Cinergy Resources continued in its business of retail marketing of natural gas on a non-regulated basis to residential, industrial and commercial customers, primarily in the states of Ohio, Kentucky, and Indiana. In connection with its retail gas marketing business, Cinergy Resources acquires gas supplies and related transportation capacity to support such sales. Cinergy Resources also participates in a pilot program in Pennsylvania under which electric customers throughout the state will have the right to choose their electric supplier. Cinergy Resources began delivering power to Pennsylvania customers in December 1997.

(4) CinCap is currently inactive and did not have any activity during the first quarter of 1998.

(5) During the first quarter of 1998, Engineering provided engineering designs and engineering technical support in connection with various projects or proposals related to, among other things, electric substations and distribution facilities.

(6) See Note 6 of the "Notes to Financial Statements" in "Part I Financial Information" in Cinergy's 1998 Form 10-Q for the quarter ended March 31, 1998 and Note 12d of Cinergy's 1997 Form 10-K for a discussion of certain litigation involving Enertech.

(7) During the first quarter of 1998, Trigen-Cinergy Solutions LLC investigated opportunities throughout the United States for providing self-generation, cogeneration, tri-generation, and similar energy asset type projects.

(8) During 1998, Trigen-Cinergy Solutions of Illinois L.L.C. will provide energy services, including cogeneration, steam, and compressed air, to a manufacturing facility in Illinois.

(9) Trigen-Cinergy Solutions of Cincinnati LLC has a district cooling business in downtown Cincinnati.

(10)  Cinergy-Cadence   holds  Investments'   one-third  ownership  interest  in
      Cadence.

(11) Cadence provides a single source for both energy management services and products designed to lower energy costs for national customers that operate in multiple locations across the country.


                           ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

   Associate Company             Energy-Related Company                         Type of                        Net Change in
   Advancing Funds                  Receiving Funds                           Transaction                  Borrowings/Contributions
                                                                                                               (in thousands)

  Investments                         Enertech                           Open account advance                      $   519

  Investments                        Engineering                         Open account advance                           48

  Investments                     Cinergy Resources                      Open account repayment                       (966)

  Investments                     Capital & Trading                      Open account advance                       11,527

  Investments                      Supply Network                        Open account advance                           43

  Investments                     Cinergy-Cadence                        Open account advance                           41

  Investments                         Cadence                            Open account advance                            9

  Solutions                  Trigen-Cinergy Solutions LLC                Open account advance                          439

  Solutions            Trigen-Cinergy Solutions of Cincinnati LLC        Open account advance                          336




                                                   ITEM 3. ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

Reporting Company       Associate Utility Company        Types of          Direct        Indirect                        Total
    Rendering                  Receiving                 Services           Costs          Costs        Cost of          Amount
    Services                    Services                 Rendered          Charged        Charged       Capital          Billed
-----------------       -------------------------        --------          -------       --------       -------          ------


NONE


                                             ITEM 3. ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

Associate Utility         Reporting Company          Types of             Direct       Indirect                         Total
Company Rendering             Receiving              Services             Costs          Costs        Cost of          Amount
    Services                   Services              Rendered            Charged        Charged       Capital          Billed
-----------------         -----------------          --------            -------       --------       -------          ------


NONE
                                                                 5

                     ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                 March 31, 1998
                                 (in thousands)

Investments in Energy-Related Companies:
  Total consolidated capitalization of Cinergy
    as of March 31, 1998                                   $6,067,577
  Total capitalization multiplied by 15%                      910,137
  Greater of $50 million or total capitalization
    multiplied by 15%                                                   910,137
  Total current aggregate investment subsequent to
    March 24, 1997 (categorized by major line of energy-related business):
      Energy-related business category "i" (1)                  12,929
      Energy-related business category "v" (2)                  95,544
      Energy-related business category "vi" (3)                  8,759
      Energy-related business category "vii" (4)                   297
      Energy-related business category "viii" (5)                1,845
                                                                ------

        Total current aggregate investment                              119,374

  Difference between the greater of $50 million or 15%
    of capitalization and the total aggregate investment
    of the registered holding company system                           $790,763
                                                                       ========

(1) Rule 58 defines category "i" as the rendering of energy management services and demand-side management services.

(2)   Rule 58 defines  category  "v" as the  brokering  and  marketing of energy
      commodities,   including  but  not  limited  to  electricity,  natural  or manufactured gas and other combustible fuels.

(3) Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.

(4) Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

(5) Rule 58 defines category "viii" as the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.


                                                     ITEM 5. OTHER INVESTMENTS

Major Line of Energy-Related                Other Investment in Last       Other Investment in this      Reason for Difference in
          Business                               U-9C-3 Report                  U-9C-3 Report                Other Investment
                                                                                (in thousands)

NONE

                    ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Filed pursuant to Rule 104(b) on a confidential basis.

(b)  Exhibits

None

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                       Cinergy Corp.
                                                        Registrant


Dated:  May 28, 1998


                                           By      /s/ John P. Steffen
                                                     John P. Steffen
                                                  Duly Authorized Officer
                                                            and
                                                 Chief Accounting Officer

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the fourth quarter of 1997 was filed with Cinergy Corp's interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Craig Glazer, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
William D. McCarty, Chairman
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
B. J. Helton, Chairman
P.O. Box 615
Frankfort, KY 40602